Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Accounting for the Business Combination

The following unaudited pro forma condensed combined financial information was prepared under IFRS, and gives effect to the transaction between Rise Education Cayman Ltd (the “Company”) and Dada Auto Inc. (“NaaS”) to be accounted for as a reverse acquisition, with NaaS being deemed the acquiring company for accounting purpose. The Company does not operate any business upon the transaction, therefore the transaction is not qualified as a business combination under IFRS 3 Business Combination. In applying the reverse acquisition under IFRS 3 by analogy, NaaS is deemed to have issued shares to obtain control of the Company.

NaaS was determined to be the accounting acquirer based upon the terms of the Merger Agreement (as defined below) and other factors including:

(i)

Shareholders of NaaS are expected to own approximately 93% of the fully-diluted ordinary shares of the combined company immediately following the closing of the transaction contemplated by the Merger Agreement (the “Transaction”);

(ii)	the largest individual shareholder of the combined entity is an existing shareholder of NaaS;

(iii)	directors appointed by NaaS will hold a majority of board seats of the combined company; and

(iv)	NaaS’ senior management will be the senior management of the combined company following consummation of the Mergers (as defined below).

The Transaction is not qualified as a business combination on the basis of the guidance in paragraph B7 of IFRS 3. Hence, the Transaction is a share-based payment transaction which should be accounted for in accordance with IFRS 2 Share-based Payment. On the basis of the guidance in paragraph 13A of IFRS 2, any difference in the fair value of the shares deemed to have been issued by NaaS and the fair value of the Company’s identifiable net assets represents a service received by the accounting acquirer.

The following unaudited pro forma condensed combined financial statements are based on NaaS’ historical financial statements and the Company’s historical financial statements, as adjusted to give effect to NaaS’ acquisition of the Company and certain related transactions. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 gives effect to these transactions as if they had occurred on January 1, 2021. The unaudited pro forma condensed combined statement of financial position as of December 31, 2021 gives effect to these transactions as if they had occurred on December 31, 2021.

The unaudited pro forma condensed combined financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had NaaS and the Company been a combined company during the specified periods. The unaudited pro forma condensed combined financial statements also may not be useful in predicting or otherwise be indicative of the future financial condition and results of operations of the combined company. The actual results reported in periods following the transaction may differ significantly from those reflected in the pro forma financial information presented herein for a number of reasons, including, but not limited to, differences between the assumptions used to prepare this pro forma financial information and actual results realized.

The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements are described in the accompanying notes, which should be read together with the pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements should also be read together with the audited financial statements and related notes of the Company as filed by the Company on May 13, 2022, as well as the audited combined financial statements of NaaS as filed by the Company on May 31, 2022.

Unless otherwise stated, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, which was the certified noon buying rate in effect as of December 30, 2021, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The certified noon buying rate in effect as of May 27, 2022 was RMB6.6980 to US$1.00.

Pro Forma Condensed Combined Statement of Financial Position

As of December 31, 2021

	Company	NaaS	Pro Forma Adjustments	Note 2		Pro Forma Combined
	RMB’000	RMB’000	RMB’000			RMB’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	16,027	8,726	556,356	(a	)	581,109
Trade receivables	—	740	—			740
Prepayments, other receivables and other assets	14,451	117,498	—			131,949
Amounts due from related parties	177	—	—			177

Total current assets	30,655	126,964	556,356			713,975

Non-current assets
Right-of-use assets	—	20,554	—			20,554
Financial asset at fair value through profit or loss	—	5,000	—			5,000
Property, plant and equipment	—	548	—			548
Deferred tax assets	—	337	—			337
Total non-current assets	—	26,439	—			26,439

Total assets	30,655	153,403	556,356			740,414

LIABILITIES AND EQUITY
Current liabilities
Current lease liabilities	—	8,061	—			8,061
Trade payables	—	437	—			437
Other payables and accruals	8,625	107,440	8,624	(a	)	124,689

Total current liabilities	8,625	115,938	8,624			133,187

Non-current liabilities
Non-current lease liabilities	—	12,396	—			12,396
Other non-current liabilities	2,838	—	—			2,838
Convertible loan from related parties	108,334	—	(108,334)	(b	)	—

Total non-current liabilities	111,172	12,396	(108,334)			15,234

Total liabilities	119,797	128,334	(99,710)			148,421

EQUITY
Ordinary shares	—	—	136,475	(c	)	136,475
	6,964	—	(6,964)	(d	)	—
Additional paid in capital	274,036	415,601	547,732	(a	)	1,237,369
	—	—	108,334	(b	)	108,334
	—	—	(136,475)	(c	)	(136,475)
	—	—	(363,178)	(d	)	(363,178)
	—	—	375,909	(e	)	375,909
Accumulated losses	(403,149)	(390,532)	403,149	(d	)	(390,532)
	—	—	(375,909)	(e	)	(375,909)
Accumulated other comprehensive income	33,007	—	(33,007)	(d	)	—

Total equity	(89,142)	25,069	656,066			591,993

Total equity and liabilities	30,655	153,403	556,356			740,414

Pro Forma Condensed Combined Statement of Loss and Comprehensive Loss

Year Ended December 31, 2021

	Company	NaaS	Pro Forma Adjustments	Note 2		Pro Forma Combined
	RMB’000	RMB’000	RMB’000			RMB’000
Revenues, gross	—	160,916	—			160,916
Online EV Charging Solutions	—	153,246	—			153,246
Offline EV Charging Solutions	—	7,060	—			7,060
Non-Charging Solutions and Other Services	—	610	—			610
Incentive to end-users	—	(143,142)	—			(143,142)

Revenues, net	—	17,774	—			17,774
Other losses, net	—	(1,402)	—			(1,402)
Operating costs
Cost of revenues	—	(18,863)	—			(18,863)
Selling and marketing expenses	—	(183,165)	—			(183,165)
Administrative expenses	(30,003)	(28,458)	—			(58,461)
Research and development expenses	—	(37,158)	—			(37,158)

Total operating costs	(30,003)	(267,644)	—			(297,647)
Operating loss	(30,003)	(251,272)	—			(281,275)
Finance income/(costs), net	2	(640)	—			(638)
Gain on troubled debt restructuring	279,097	—	—			279,097
Equity-settled listing cost	—	—	(375,909)	(e	)	(375,909)

Net loss before income tax	249,096	(251,912)	(375,909)			(378,725)
Income tax expenses	—	(398)				(398)
Net income/(loss) from continuing operations	249,096	(252,310)	(375,909)			(379,123)
Net income loss from discontinued operations, net of tax	(507,280)	—	—			(507,280)

Net loss	(258,184)	(252,310)	(375,909)			(886,403)

Net loss attributable to parent company	(248,487)	(252,310)	(375,909)			(876,706)
Net loss attributable to non-controlling interests	(9,697)	—	—			(9,697)

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1—Description of Transaction and Basis of Presentation

Description of the Mergers

Pursuant to the agreement and plan of merger, dated as of February 8, 2022 (the “Merger Agreement”) by and among the Company, Dada Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and wholly-owned subsidiary of the Company (“Merger Sub”), Dada Merger Sub II Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and wholly owned subsidiary of the Company (“Merger Sub II”) and NaaS, Merger Sub will merge (the “Merger”) with and into NaaS, with NaaS surviving as the surviving entity (the “Surviving Entity”), followed by the merger (the “Second Merger,” collectively with the Merger, the “Mergers”) of the Surviving Entity with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of the Company (the “Surviving Company”). As a result of the Mergers, all of the issued and outstanding shares of NaaS immediately prior to the Merger will be cancelled in exchange for the right to receive newly issued shares of the Company.

Following the consummation and as a result of the Mergers, NaaS’ business will be wholly owned by the Company. Shareholders of NaaS are expected to own approximately 93% of the fully-diluted ordinary shares of the combined company immediately following the closing of the Transaction.

For more information about the Mergers, please refer to the report on Form 6-K furnished to the SEC on April 4, 2022, including the proxy statement exhibited thereto.

Basis of Presentation

The historical financial information has been adjusted to give pro forma effect to transaction accounting adjustments required under IFRS. The adjustments presented on the unaudited pro forma combined financial information have been identified and presented to provide an understanding of the combined company upon consummation of the reverse acquisition.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies.

Note 2—Pro forma adjustments

(a)

Reflects an adjustment for the pro forma effect of fund raising by NaaS through the issuance of convertible redeemable preference shares, as if it had occurred on December 31, 2021. NaaS entered into share subscription agreements on January 14 and January 26, 2022, according to which NaaS issued 9,923,135 Series A convertible redeemable preference shares with an issuance price of US$8.8 per share, for a total cash consideration of US$87.3 million (RMB556.3 million). The issuance costs for Series A preferred shares were RMB8.6 million, which is reflected in other payables and accruals.

(b)

Reflects an adjustment for conversion of the convertible note previously issued by the Company to Bain Capital Rise Education IV Cayman Limited in the principal amount of $17 million at the conversion price that equals $0.70 per American Depositary Share, each representing two ordinary shares of the Company, par value $0.01 per share.

(c)

The unaudited pro forma condensed combined financial statements assume there will be (i) 494,048,037 Class A ordinary shares outstanding par value $0.01 per share, of which 167,071,258 shares will be owned by shareholders of the Company as consideration for the Merger, (ii) 248,888,073 Class B ordinary shares outstanding par value $0.01 per share, and (iii) 1,398,659,699 Class C ordinary shares outstanding par value $0.01 per share, upon completion of the Mergers and conversion of the Series A preferred shares.

(d)	Represents the elimination of the historical equity of the Company.

(e)

Reflects an adjustment for deemed consideration in respect of the reverse acquisition. The fair value of the deemed consideration for the transaction is RMB286.8 million, and the fair value of the net liabilities acquired is RMB89.1 million, the difference of them is RMB375.9 million, which was recognized as expenses in the statement of operations in the year ended December 31, 2021, representing the cost of the listing under IFRS 2.